News Release
Frankfurt: RU7 |TSX:RMX | NYSE AMEX:RBY November 2, 2010

Rubicon to Prepare Initial NI 43-101 Resource Estimate for the F2 Gold System,
Red Lake, Ontario

Rubicon Minerals Corporation (Frankfurt:RU7 | RMX:TSX: | RBY:NYSE-AMEX) is pleased to announce that, pursuant to the recommendations in its recent NI 43 – 101 technical report filed on September 27, 2010, it has retained Geoex Limited. (“Geoex”) to prepare an initial NI 43-101 resource estimate for its F2 Gold System, part of its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold Camp. The resource estimate is expected to be completed on or before the end of November, 2010 and will be based on 161,000 metres of diamond drilling conducted up to July 31, 2010. Accordingly, it will not include approximately 29,000 metres of drilling completed since that date (total of 190,000m drilled to date).

The initial resource estimate is expected to focus on the Company’s F2 Gold System ‘9X’ target area as well as outlining an estimate of exploration target potential within the area of the F2 Gold System.

Geoex has over 40 years experience in similar gold systems including a recent NI 43-101 resource report on the Rice Lake belt assets of San Gold Resources. Geoex also has relevant experience in Red Lake and was retained by Gold Eagle Mines Ltd. in 2008 to prepare an estimate of the geological potential of the Bruce Channel gold deposit. Gold Eagle Mines Ltd. was subsequently acquired by Goldcorp Inc. in late 2008.

“Since discovering the F2 Gold System in 2008, our approach has been to aggressively explore in order to test what we believe to be a large gold mineralizing system. This initial resource will allow us to evaluate the success of that program in areas where sufficient drilling has being carried out and also to assess further gold potential of other parts of the F2 Gold System. Our underground development is advancing on schedule, and our first cross cut is in progress, guided by ongoing delineation drilling.” stated David Adamson, President and CEO.

Rubicon Minerals Corporation (“Rubicon”) is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold project in Red Lake, Ontario. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Gold Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Page 2 - November 2, 2010

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the expected completion date of the resource estimate.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon Minerals Corporation (the “Company”) and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include the ability of GeoEx, an independent service provider, to complete the resource estimate within the time frame expected by the Company. These statements are based on a number of assumptions, including that the drill density in the Company’s F2 Gold System “9X” target area is sufficient to determine a resource estimate, and that GeoEx has sufficient resources to complete the resource estimate in the time frame expected by the Company.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.